Sprint Underwriting Syndicate Members

Banc of America Securities, LLC
Citigroup Global Markets, Inc.
JP Morgan Securities, Inc.
Barclays Capital
Bear, Stearns & Co. Inc.
Goldman, Sachs & Co.
Lazard Cpital Markets
Lehman Brothers Inc.
RBS Greenwich Capital
Wachovia Securities